

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 26, 2010

Mr. Stephen R. Wherry
Sr. Vice-President and Chief Financial Officer, The Goldfield Corporation
1684 W. Hibiscus Blvd.
Melbourne, FL 32901

Re: **The Goldfield Corporation**
            Form 10-K for the year ended December 31, 2008
            Form 10-Q for the quarter ended September 30, 2009
            File No. 1-7525

Dear Mr. Wherry:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3689.

                                        Sincerely,

                                        John Hartz
                                        Sr. Asst. Chief Accountant